

Mail Stop 4628

December 20, 2017

Via E-Mail
Darin R. Vickery
Chief Financial Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

> **Re:** **iPass Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **File No. 0-50327**

Dear Mr. Vickery:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In a transcript of your first quarter 2017 earnings conference call, your Chief Executive Officer is quoted as stating that Smart Connect was or was expected to move to deployment by sixteen partners in eleven countries, including Sudan. Also, your Form 10-K states that you do business in the Middle East. Sudan and Syria, a country located in the Middle East, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, or other direct or indirect arrangements. For instance, a recent news article reports that you have partnership deals with Ooredoo and Tata Communications. Each of those companies reportedly offers services in Sudan and

Syria. You should describe any products, components, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director